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AB 3/1

SEC FILE NUMBER
8- 51131

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Inception (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Urchin Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Montgomery Street Suite 900

(No. and Street)

San Francisco, Ca 94111

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Dennen 415-869-3752

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William W Shipp, CPA

(Name — if individual, state last, first, middle name)

1964 Mountain Blvd #199 Oakland, Ca 94611

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AB 3/9

OATH OR AFFIRMATION

I, Peter Fader, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Urchin Capital Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and sworn to before me this 23rd
Day of February, 2007, by
Peter Fader
~~personally known~~ to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California

Signature

Chief Executive Officer

Title



ANDREW F ALBRIGHT
COMM. #1463871
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm Expires Feb 7 2008
PC01
PC01

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM WELDON SHIPP, C.P.A.
DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611

(510) 339-8955 TEL
(510) 339-8955 FAX

Independent Auditor's Report

Members
Urchin Capital Partners, LLC

I have audited the accompanying statement of financial condition of Urchin Capital Partners, LLC as of December 31, 2006, and the related statement of income, changes in members equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urchin Capital Partners, LLC as of December 31, 2006, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I-IV is presented for the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Weldon Shipp

William Weldon Shipp

February 21, 2007

URCHIN CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

Assets		
Cash	$	41,217
Commission receivable		5,973
Receivable from clearing organization		89,242
Total Assets	$	136,432
Liabilities and Member's Equity		
Accounts payable	$	56,395
Income taxes payable		800
Total Liabilities	$	57,195
Members' Equity	$	1,992,500
Retained Earnings		<1,913,263>
Total Members' Equity	$	79,237
Total Liabilities and Members' Equity	$	136,432

The accompanying notes are an integral part of these financial statements.

URCHIN CAPITAL PARTNERS, LLC
STATEMENT OF INCOME
For Period Ended December 31, 2006

Revenues	
Commission income	$ 226,525
Interest income	2,477
Investment Banking Commission and Fees	156,500
Reimbursed Expenses	4,722
Research Services	15,000
Conference Sponsor	13,500
Total Revenues	$ 478,724
Expenses	
Clearing Fees	$ 1,758
Commissions	21,083
Consulting	18,000
Dues & Subscriptions	449
Exchange Fees	8,108
Execution Expense	8,280
Insurance	4,913
Interest Expense	40
Management Fee & Expenses	1,174,251
Miscellaneous	915
Salaries, Wages & Benefits	993,777
Professional Fees	7,040
Quote Fees	1,754
Regulatory Fees	40,267
Reimbursed Employee Expense	43,014
State Fees	1,699
Trading Activity Fees	5,839
Total Expenses	$ 2,331,187
Income <loss> before income taxes	$ 1,912,463
Income taxes	$ 800
Net Income <loss>	$ <1,913,263>

The accompanying notes are an integral part of these financial statements.

URCHIN CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For Period Ended December 31, 2006

Cash flows from operating activities:		
Net Income <loss> (see Footnote) *	$ <1,913,263>	
Commission Receivable Increase	<5,973>	
Receivable from Clearing Org. Increase	<89,242>	
Accounts Payable Increase	56,395	
Income Tax Payable Increase	800	
Net Cash Outflow from Operating Activity		$ 1,951,283
Cash Flow from Financing Activities		
Cash Inflows		
From Members Contribution	1,992,500	
	1,992,500	
Net Cash Inflows from Financing Activity		$ 1,992,500
Net Increase <Decrease> in Cash During Year		$ 41,217
Cash Balance Beginning of Year		0
Cash Balance End of Year		$ 41,217

*Includes income taxes paid $ 0.
And interest paid $40.

The accompanying notes are an integral part of these financial statements.

URCHIN CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2006

	Members' Equity	Retained Earnings	Total Members' Equity
Balance December 31, 2005	$ 0	$ 0	
Contributions	$ 1,992,500		$ 1,992,500
Net Income <loss>	________	$ <1,913,263>	$<1,913,263>
Balance December 31, 2006	$ 1,992,500	$ <1,913,263>	$ 79,237

The accompanying notes are an integral part of these financial statements.

URCHIN CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1 Summary of Significant Accounting Policies

Urchin Capital Partners LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act on April 30, 1998. The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") under a continuance membership process application May 1, 2006 and the Securities Investors Protection Corporation ("SIPC"). The Company is licensed to operate in 16 states.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company does not hold customer securities and trades on a fully disclosed basis through Pershing LLC. Commission income is derived primarily from the purchase and sale of equity securities.

The Company with the consent of its members, has elected to be a California Limited Liability Company. For tax purposes, the company is treated like a partnership, therefore in lieu of business income taxes the members are taxed on the company's taxable income. Thus, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although, it requires an annual minimum Franchise Tax of $800.

Note 2 Related-Party Transactions
The Company is affiliated with Urchin Partners, LLC ("Management"), which has a management and expense sharing agreement with Urchin Capital Partners, LLC effective March 1, 2006.

Note 3 Income Taxes
Ad discussed in the Summary of Significant Accounting Policies (Note 1) the Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. All tax effects of the company's income or loss are passed through to the members individually. The Company recorded $800 in its tax provision in accordance with California limited liability company regulations. This amount is included in the income statement.

Note 4 Net Capital
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate, indebtedness change day to day, but on December 31, 2006, the Company had net capital of $79,237, which was $74,237 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 72%.

URCHIN CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL
December 31, 2006

Schedule I

1	Total Ownership Equity (o/e)	$ 79,237
2	Deduct o/e not allowable for net capital	
3	Total o/e qualified for net capital	$ 79,237
4	Add:	
	a. Allowable subordinated liabilities	$ 0
	b. Other deductions or credits	
	Description Amount	
5	Total cap and allowable subloans	$ 79,237
6	Deductions &/or charges	
	a. Total non-allowable assets	$ 0
	b. Secured demand note deficiency	
	c. Cap chrgs for spot & commodity futures	
	d.. Other deductions &/or charges	
7	Other additions &/or allowable credits	
	Description Amount	
		0
		$ 79,237
8	Net capital before haircuts	
9	Haircuts on securities:	
	a. Contractual commitments	
	b. Subordinated debt	
	c. Trading and investment sec:	
	1. Exempted securities	
	2. Debt securities	
	3. Options	
	4. Other securities	
	d. Undue concentration	
	e. Other	
	Description Amount	
	Money Market Funds	
10	Net Capital	$ 79,237

URCHIN CAPITAL PARTNERS, LLC
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
December 31, 2006

Schedule II

11	Minimum net capital required (based on aggregate indebtedness) 6 2/3% x Line 19	$ 3,813
12	Minimum dollar requirement	5,000
13	Net Cap requirement (greater of Line 11 or 12)	5,000
14	Excess net capital (Line 10 – Line 13)	74,237
15	Exc net cap @ 1000% (line 10 – 10% of AI)	73,518

Computation of Aggregate Indebtedness

16	Total AI liab from Balance Sheet	57,195
17	Add: a. Drafts for immediate credit b. Mkt val of sec borrowed where no Equiv value is paid or credited c. Other unrecorded amounts	
	Description Amount	
19	Total Aggregate Indebtedness	$ 57,195
20	Ratio of AI/NC	72
21	Percentage of debt to debt equity	

URCHIN CAPITAL PARTNERS, LLC
EXEMPTIONS UNDER SEC RULE 15c3-3
As of December 31, 2006

Schedule III

EXEMPTIVE PROVISIONS:

25 If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "X":

A (k) (1) Limited business (mutual funds and/or variable annuities only)

B (k) (2) (i) "Special Account for Exclusive Benefit of Customers" maintained.

C (k) (2) (ii) All customer transactions cleared through another broker-dealer on a fully disclosed basis. X

Clearing Firm SEC #s	Clearing Firm Name	Product Code
8-17574	Pershing LLC	All

D (k) (3) Exempted by order of the commission

URCHIN CAPITAL PARTNERS, LLC
RECONCILIATION OF NET CAPITAL COMPUTATIONS
December 31, 2006

Schedule IV

	December 31, 2006
Net Capital per Broker Dealer Part II Focus Report	$ 80,037
Less: Income Tax Payable	800
Net Capital per Audit computation	$ 79,237

WILLIAM WELDON SHIPP, C.P.A.
DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611

(510) 339-8955 TEL
(510) 339-8955 FAX

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Members
Urchin Capital Partners, LLC

I have examined the financial statements of Urchin Capital Partners, LLC. for the period ended December 31, 2006 and have issued my report thereon dated February 21, 2007. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Urchin Capital Partners, LLC. that I considered relevant to the objectives stated in rule 17a-5 (g) (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11). I did not review the practices and procedures followed by the Company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulations T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a(5) (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Orchin Capital Partners, LLC taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

William Weldon Shipp

William Weldon Shipp

February 21, 2006

END